United States Securities and Exchange Commission
Washington, DC  20549

Schedule 13G

Under the Securities Exchange Act of 1934

Name of issuer: Siga Technologies, Inc.

Title of Class of securities: Common stock

Cusip #: 826917106

Amendment No. 1

Date of Event which requires filing of this statement: March 15, 2020

[  ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


1	Name of reporting person: John Latane Lewis, IV
2	not applicable
3	SEC use only
4	Citizenship: US


Number of shares
Beneficially owned with

5	Sole voting power: 4,982,719
6	Shared voting power: 0
7	Sole dispositive power: 4,982,719
8	Shared dispositive power: 0

9	Aggregate  amount beneficially owned: 4,982,719

10 	not applicable

11	6.15

12	IN





Item 1:

a) Name of issuer: Siga Technologies Inc.
b) 660 Madison Avenue, Suite 1700, New York NY 10065

Item 2:

a) John Latane Lewis, IV
b) 4752 Sherwood Farm, Charlottesville, VA  22902
c) United States
d) Common stock
e) 826917106

Item 3:  none

Item 4:

a) 4,982,719
b) 6.15
	c)
		i) 4,982,719
		ii) 0
		iii) 4,982,719
		iv) 0

Item 5: not applicable

Item 6: not applicable

Item 7: not applicable

Item 8: not applicable

Item 9: not applicable

Item  10: Not applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2020

Signature:


Name: John Latane Lewis, IV